UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CITY NATIONAL CORPORATION

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

178566-10-5

(CUSIP Number)

Michael B. Cahill, City National Corporation, 400 N. Roxbury Drive, Beverly Hills, California, 90210

310-888-6266

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 178566-10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Russell Goldsmith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 732,830*

	8.	Shared Voting Power 3,592,830**

	9.	Sole Dispositive Power 732,830

	10.	Shared Dispositive Power 3,592,830

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,636,047***

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Mr. Goldsmith disclaims beneficial ownership of the shares owned by the Goldsmith Family Foundation, the B.N. Maltz Foundation and the MKB Co. Ltd.

13.	Percent of Class Represented by Amount in Row (11) 9.3%.****

14.	Type of Reporting Person (See Instructions) IN

*Excludes shares subject to options which are presently exercisable or which will become exercisable within 60 days after May 28, 2004.  Includes shares held in Mr. Goldsmith’s account in the Company’s Profit Sharing Plan, and shares held as trustee of the Russell Goldsmith Trust, the West LA Investment Trust No. 1-R, Maple Trust I and II, Pine Trusts I and II, Kathryn Goldsmith 1985 Trust and Brian Goldsmith 1984 Trust.

**Excludes shares subject to options which are presently exercisable or which will become exercisable within 60 days after May 28, 2004.  Includes shares held in the Goldsmith Family Partnership.

***Includes 1,043,217 shares subject to options which are presently exercisable or which will become exercisable within 60 days after May 28, 2004, 2,384 shares held in Mr. Goldsmith’s account, 730,446 shares held as trustee of the Russell Goldsmith Trust, the West LA Investment Trust No. 1-R, Maple Trust I and II, Pine Trust I and II, Kathryn Goldsmith 1985 Trust and Brian Goldsmith 1984 Trust and 2,860,000 shares held by the Goldsmith Family Partnership.

****Includes shares subject to options which are presently exercisable or which will become exercisable within 60 days after May 28, 2004 and is calculated on such basis, as specified in Rule 13d-(d)(1)(i)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Russell Goldsmith, as sole trustee of the Russell Goldsmith Trust, and West LA Investment Trust No. 1-R.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 420,298

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 420,298

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 420,298

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9%

14.	Type of Reporting Person (See Instructions) OO

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Russell Goldsmith, as sole trustee of Maple Trusts I and II, Pine Trusts I and II, Kathryn Goldsmith 1985 Trust and Brian Goldsmith 1984 Trust *

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 310,148

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 310,148

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 310,148

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) OO

*all beneficiaries are members of Mr. Goldsmith’s immediate family

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Goldsmith Family Partnership, also known as Lido-Soud Partnership, L.P. IRS Identification No. EIN 90-4544923

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,860,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,860,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,860,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Goldsmith Family Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 244,780

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 244,780

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 244,780

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.5%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) B.N. Maltz Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 58,495

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 58,495

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,495

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MKB Co. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer
Common Stock, $1.00 par value
City National Corporation, 400 North Roxbury Drive, Beverly Hills, California 90210
Item 2.	Identity and Background
This statement is filed on behalf of a group consisting of the following reporting persons:

Reporting Person	Name
1.	Russell Goldsmith, individually
2.	Russell Goldsmith, as sole trustee of the Russell Goldsmith Trust and West LA Investment Trust No. 1-R
3	Russell Goldsmith, as sole trustee of Maple Trusts I and II, Pine Trusts I and II, Kathryn Goldsmith 1985 Trust and Brian Goldsmith 1984 Trust
4	The Goldsmith Family Partnership, aka Lido-Soud Partnership, L.P.
5	The Goldsmith Family Foundation
6	B.N. Maltz Foundation
7	MKB Co. Ltd.

Membership of the Goldsmith Family Foundation (Reporting Person 5), the B.N. Maltz Foundation (Reporting Person 6) and the MKB Co. Ltd. (Reporting Person 7) in the group is disclosed for reporting purposes only, and Russell Goldsmith (Reporting Person 1) expressly disclaims beneficial ownership of the shares held by such persons.

Reporting Person 1
(a) Russell Goldsmith
(b) City National Bank, 400 North Roxbury Drive, Beverly Hills, CA 90210

(c) Chief Executive Officer, City National Corporation and City National Bank, Chairman of the Board, CNB, 400 N. Roxbury Drive, Beverly Hills, CA 90210
(d) None
(e) None
(f) U.S.
Reporting Person 2

Russell Goldsmith, as sole trustee of the Russell Goldsmith Trust and West LA Investment Trust No. 1-R.  Business: investment.  Address of principal business and principal office:  c/o City National Bank, 400 N. Roxbury Drive, Beverly Hills California 90210.  Trustee:  Russell Goldsmith.  See Reporting Person 1 above for information regarding Russell Goldsmith, Trustee.

Reporting Person 3

Russell Goldsmith, as sole trustee of Maple Trusts I and II, Pine Trusts I and II, Kathryn Goldsmith 1985 Trust and Brian Goldsmith 1984 Trust.  Business: investment.  Address of principal business and principal office:  c/o City National Bank, 400 N. Roxbury Drive, Beverly Hills California 90210.  Trustee:  Russell Goldsmith.  See Reporting Person 1 above for information regarding Russell Goldsmith, Trustee.

Reporting Person 4

The Goldsmith Family Partnership, also known as Lido-Soud Partnership, L.P., a California limited partnership.  Business: investment.  Address of principal business and principal office:  c/o City National Bank, 400 No. Roxbury Drive, Beverly Hills, CA 90210.  General Partners:  Russell Goldsmith Trust, Bruce Goldsmith Trust, West LA Investment Trust No. 1-R, West LA Investment Trust No. 1-B.  See Reporting Person 1 and 2 above for information regarding Russell Goldsmith Trust and West LA Investment Trust No. 1-R.  The following information is provided with respect to Bruce Goldsmith, sole trustee of general partners Bruce Goldsmith Trust and West LA Investment Trust No. 1-B:

(a)	Bruce L. Goldsmith
(b)	9722 Oak Pass Road, Beverly Hills, CA 90210
(c)	Self-employed, 9722 Oak Pass Road, Beverly Hills, CA 90210
(d)	None
(e)	None

(f) U.S.
Reporting Person 5

The Goldsmith Family Foundation, a California nonprofit public benefit corporation.  Business:  charitable donations.  Address of principal business and principal office: c/o City National Bank, 400 N. Roxbury Drive, Beverly Hills, CA 90210.  Directors and Officers:  Bram Goldsmith, Elaine Goldsmith, Russell Goldsmith and Bruce Goldsmith.

For information regarding Russell Goldsmith, see Reporting Person 1 above.  For information regarding Bruce Goldsmith, see Reporting Person 4 above.  The following information is provided regarding Bram and Elaine Goldsmith:

(a) Bram Goldsmith
(b) City National Bank, 400 North Roxbury Drive, Beverly Hills, California 90210
(c) Chairman of City National Corporation, 400 North Roxbury Drive, Beverly Hills, CA 90210
(d) None
(e) None
(f) U.S.
(a) Elaine Goldsmith
(b) c/o City National Bank, 400 North Roxbury Dr., Beverly Hills, CA 90210
(c) Homemaker
(d) None
(e) None
(f) U.S.
Reporting Person 6

The B.N. Maltz Foundation, a California nonprofit public benefit corporation.  Business:  charitable donations.  Address of principal business and principal office: c/o City National Bank, 400 N. Roxbury Drive, Beverly Hills, CA 90210.  Directors and Officers:  Bram Goldsmith, Elaine Goldsmith, Russell Goldsmith and M.M. Maltz.  See Reporting Person 5 for information on Bram, Elaine and Russell Goldsmith.  See below for information regarding M.M. Maltz:

(a) M.M. Maltz
(b) 10375 Wilshire Boulevard #8G, LA, CA
(c) investor

(d) None
(e) None
(f) U.S.
Reporting Person 7

MKB Co. Ltd., a Nevada limited liability company.  Russell Goldsmith’s spouse is the managing member.  Business: investments.  Address of principal business and principal office: 2300 W. Sahara Avenue, Suite 530, Las Vegas, Nevada 89102.  Managing Member:  Karen Mack Goldsmith.

The following information is provided with respect to the Managing Member:
(a) Karen Mack Goldsmith
(b) c/o Russell Goldsmith, City National Bank, 400 North Roxbury Drive, Beverly Hills, CA 90210
(c) film and television producer
(d) None
(e) None
(f) U.S.
Item 3.	Source and Amount of Funds or Other Consideration

The transaction which this Schedule 13D is being filed to report is a pro rata partnership distribution by the Goldsmith Family Partnership (Reporting Person 4) (the “Partnership”) to its partners including West LA Investment Trust No. 1-R (Reporting Person 2), for no consideration, and the immediate subsequent sale of all partnership interests held by two of the general partners of the Partnership to two of the limited partners, including West LA Investment Trust No. 1-R, in exchange for shares of City National Corporation stock.  As a result of the foregoing, beneficial ownership of the shares of City National common stock held by the Partnership was transferred to Russell Goldsmith, as trustee of the Russell Goldsmith Trust and West LA Investment Trust No. 1-R (Reporting Person 2) due to the controlling general partnership interest acquired.

The prior acquisitions of securities included in the beneficial ownership of the group are not described herein as they were for no consideration (including, but not limited to, gifts, transfers of shares between members of the reporting group, and stock dividends), were issued as part of executive compensation (including issuance and exercise of stock options), were dispositions of securities, or were not material acquisitions, including cash purchases on the open market made with personal funds, except as set forth below.

On May 27, 1993, Russell Goldsmith, individually, and Russell Goldsmith, as trustee of the Russell Goldsmith Trust, the Kathryn Goldsmith 1985 Trust, the Brian Goldsmith 1984 Trust, the Maple Trust I, the Maple Trust II, the Pine Trust I, and the Pine Trust II exercised rights to purchase a total of 225,606 shares at $6.375 per share pursuant to subscription rights issued by City National Corporation to its shareholders on a pro rata basis for no consideration.

Item 4.	Purpose of Transaction

The purpose of all distributions and/or acquisitions described herein by the group filing this Form 13D has been investment in City National Corporation, of which Russell Goldsmith is the Chief Executive Officer and Vice Chairman and Bram Goldsmith (Russell Goldsmith’s father) is the Chairman of the Board.

The reporting persons have no plans or proposals which relate to or would result in any action described in this Item, other than (a) purchases and other acquisitions of securities from time to time for investment purposes, and (b) gifts and other dispositions of securities from time to time in the ordinary course.

Item 5.	Interest in Securities of the Issuer

(a)   The following table sets forth the aggregate number and percentage of shares of City National Corporation common stock owned by each of the reporting persons and by the group as a whole.  For clarity, beneficial ownership is shown without duplication, notwithstanding the fact that Russell Goldsmith (Reporting Person 1) may be deemed the beneficial owner of shares held by the other reporting persons.  Included are shares subject to options which are presently exercisable or which will become exercisable within 60 days after May 28, 2004.

Name of Beneficial Owner	Number of Shares Held		Percent of Class
Russell Goldsmith (Reporting Person 1)	1,045,601	(1)	2.1	%(1)
Russell Goldsmith, as trustee of Russell Goldsmith Trust and West LA Investment Trust No. 1-R (Reporting Person 2)	420,298		0.9%
Russell Goldsmith, as trustee of Maple Trusts I and II, Pine Trusts I and II, Kathryn Goldsmith 1985 Trust and Brian Goldsmith 1984 Trust (Reporting Person 3)	310,148		0.6%
The Goldsmith Family Partnership (Reporting Person 4)	2,860,000		5.9%
The Goldsmith Family Foundation (Reporting Person 5)	244,780	(2)	0.5%
B.N. Maltz Foundation (Reporting Person 6)	58,495	(2)	0.1%
MKB Co. Ltd. (Reporting Person 7)	7,500	(2)	0.01%
Group Total	4,946,822		10.15%

(1) Includes 1,043,217 stock options exercisable within 60 days after 5/28/04 and 2,384 shares currently held in the reporting person’s City National Corporation Profit Sharing Plan account.

(2) The Goldsmith Family Foundation, B.N. Maltz Foundation and MKB Co. Ltd. are included as members of the group for reporting purposes but Russell Goldsmith disclaims beneficial ownership of the shares held by such reporting persons.

(b) Reference is made to items 7 through 10 on the cover sheet for each reporting person.

(c)   On May 19, 2004, the Goldsmith Family Partnership (Reporting Person 4) (the “Partnership”) transferred, as a pro rata partnership distribution for no consideration, 60,113 shares to all of its partners, including Reporting Person 2 and other partners whose holdings are not included within the group for which this Form 13D is being filed.  Immediately after the transfer, (i) Russell Goldsmith, as trustee of the West LA Investment Trust No.1-R (reporting person 2 and a limited partner of the Partnership) transferred 28,600 shares of City National Corporation stock to Bram Goldsmith, as trustee of the Bram and Elaine Goldsmith Family Trust, one of the now prior general partners of the Partnership, in exchange for that partner’s general partnership interest and (ii) Bruce Goldsmith, as trustee of the West LA Investment Trust No. 1-B transferred 14,300 shares of City National Corporation stock to Elaine Goldsmith, as trustee of the Bram and Elaine Goldsmith Family Trust, one of the other now prior general partners, in exchange for that partner’s general partnership interest.  As a result, the Bram and Elaine Goldsmith Family Trust no longer holds any partnership interest in the Partnership and Bram and Elaine Goldsmith no longer hold any beneficial ownership in the City National shares held therein.  Russell Goldsmith, as trustee of the Russell Goldsmith Trust and the West LA Investment Trust No. 1-R (Reporting Person 2) holds the controlling general partnership interest in the Partnership following the foregoing transactions and beneficial ownership of the shares of City National held by the Partnership.  These transfers and other changes in the beneficial ownership of the reporting persons prior to the filing of this Form 13D, either individually or in the aggregate, have resulted in the beneficial ownership shown on this Form 13D.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of such securities.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
May 28, 2004

Reporting Person 1

/s/ Russell Goldsmith
Signature

Russell Goldsmith
Name/Title

Reporting Person 2

/s/Russell Goldsmith
Signature

Russell Goldsmith, Trustee of the Russell Goldsmith Trust

Russell Goldsmith, Trustee of the West LA Investment Trust No. 1-R
Name/Title

Reporting Person No. 3

/s/Russell Goldsmith
Signature

Russell Goldsmith, Trustee of Maple Trust I, Maple Trust II, Pine Trust I, Pine Trust II, Kathryn Goldsmith 1985 Trust, Brian Goldsmith 1984 Trust
Name/Title

Reporting Person No. 4

/s/ Russell Goldsmith
Signature

The Goldsmith Family Partnership, also known as Lido-Soud Partnership, L.P., by Russell Goldsmith, Trustee of the Russell Goldsmith Trust, General Partner
Name/Title

Reporting Person 5

/s/ Bram Goldsmith
Signature

The Goldsmith Family Foundation, by Bram Goldsmith, President
Name/Title

Reporting Person 6

/s/ Russell Goldsmith
Signature

B.N. Maltz Foundation, by Russell Goldsmith, Vice President
Name/Title

Reporting Person 7

/s/Karen Mack Goldsmith
Signature

MKB Co. Ltd., by Karen Mack Goldsmith, Managing Member
Name/Title